EXHIBIT 99.(a)(1)(xi)

NEWS RELEASE

JAC ACQUISITION COMPANY, INC. EXTENDS TENDER OFFER FOR JOULE INC.
SHARES TO JANUARY 15, 2004

Morristown, New Jersey (December 22, 2003) - JAC Acquisition Company, Inc. ("Purchaser") today announced that it is extending the expiration of the tender offer for all of the outstanding common stock of Joule Inc. (AMEX:JOL) not owned by a purchaser group consisting of Emanuel N. Logothetis, the founder, Chairman of the Board and Chief Executive Officer of Joule, members of his immediate family and John G. Wellman, Jr., President and Chief Operating Officer of Joule (collectively, the "Purchaser Group") to 5:00 p.m., Eastern Standard Time, on January 15, 2004, unless further extended. Purchaser commenced a tender offer for all of the outstanding shares of Joule common stock not owned by the Purchaser Group on November 21, 2003. The offer was previously scheduled to expire at 12:00, midnight, Eastern Standard Time, on Friday, December 19, 2003.

As of the date hereof, approximately 350,000 shares of Joule common stock have been validly tendered and not properly withdrawn.

Mr. Logothetis stated that the Purchaser Group believes that the holiday season had an adverse impact on the number of shares tendered during the initial offer period. The expiration of the offer is being extended to give stockholders additional time to respond.

Shareholders of Joule Inc. and other interested parties are urged to read Purchaser's tender offer statement, as amended, and other relevant documents filed with the SEC because they contain important information. Shareholders of Joule Inc. will be able to receive such documents free of charge at the SEC's web site, (www.sec.gov), or by contacting D.F. King & Co., Inc., the information agent for the transaction at (800) 859-8511 (toll free). Banks and brokers may call D.F. King & Co., Inc. collect at (212) 269-5550.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF JOULE INC.